UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2026

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 12, 2026

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS FOR THE

FIRST QUARTER OF 2026

Q1 revenues of $121.7 million; Expects over 25% revenue growth in 2H26 versus 1H26 based on strong order momentum

Q2 revenue guidance of $129-131 million

MIGDAL HAEMEK, Israel – May 12, 2026 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the first quarter ended March 31, 2026.

2026 First Quarter Financial Highlights

•	Revenues of $121.7 million, a slight year-over-year increase;

•	GAAP gross margin of 50.1% and non-GAAP gross margin of 51.0%;

•	GAAP operating income of $27.3 million and non-GAAP operating income of $31.1 million, representing operating margins of 22.4% and 25.5%, respectively; and

•	GAAP net income of $31.6 million and non-GAAP net income of $35.3 million; GAAP diluted EPS of $0.63 and non-GAAP diluted EPS of $0.70.

Forward-Looking Expectations

Based on Camtek’s backlog and pipeline, guidance for the second quarter is for revenues between $129 million and $131 million. Expects a significant increase in second half 2026 with revenues expected to grow by over 25% versus first half 2026 revenues.

Management Comment

Rafi Amit, Camtek’s CEO commented, “I’m pleased to share that we have experienced an unprecedented start to the year in terms of incoming orders. This exceptional demand has substantially improved our confidence regarding the results over the remainder of 2026 and provides us with a strong foundation as we already start to look ahead into 2027.”

Continued Mr. Amit, “Camtek continues to invest heavily in innovation in advanced AI-based algorithms and software capabilities. Leveraging our dedicated AI expert team and our strategic collaboration with Visual Layer whose acquisition we recently closed, we have developed additional cutting-edge capabilities in detection, metrology, and classification. These new capabilities are already demonstrating breakthrough performance, and we believe will further strengthen our competitive edge.”

Mr. Amit concluded, “Based on the strong market demand we have experienced, we expect a surge in revenues in the second half of 2026, with revenues expected to grow by over 25% compared with the first half.”

First Quarter 2026 Financial Results

Revenues for the first quarter of 2026 were $121.7 million. This compares to first quarter 2025 revenues of $118.6 million, representing a year-over-year growth of 2.5%.

Gross profit on a GAAP basis in the quarter totaled $60.9 million (50.1% of revenues), similar to a gross profit of $60.6 million (51.0% of revenues) in the first quarter of 2025.

Gross profit on a non-GAAP basis in the quarter totaled $61.9 million (51.0% of revenues), similar to a gross profit of $61.8 million (52.1% of revenues) in the first quarter of 2025.

Operating income on a GAAP basis in the quarter totaled $27.3 million (22.4% of revenues), a decrease of 17% compared to an operating income of $32.7 million (27.6% of revenues) in the first quarter of 2025.

Operating income on a non-GAAP basis in the quarter totaled $31.1 million (25.5% of revenues), a decrease of 17% compared to $37.3 million (31.5% of revenues) in the first quarter of 2025.

Net income on a GAAP basis in the quarter totaled $31.6 million, or $0.63 per diluted share, a decrease of 8% compared to net income of $34.3 million, or $0.70 per diluted share, in the first quarter of 2025.

Net income on a non-GAAP basis in the quarter totaled $35.3 million, or $0.70 per diluted share, a decrease of 9% compared to a non-GAAP net income of $38.7 million, or $0.79 per diluted share, in the first quarter of 2025.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of March 31, 2026, were $849.7 million compared to $851.1 million as of December 31, 2025, and $522.6 million as of March 31, 2025. During the first quarter, the Company generated an operating cash flow of $3.1 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on May 12, 2026, at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call: https://us06web.zoom.us/webinar/register/WN_Ny2_wROuSXmYAH3JpArfaA

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogeneous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industries’ leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state-of-the-art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expectations and statements relating to our future earnings and guidance, the compound semiconductors market and our position in this market. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to,  risks related to the ongoing hostilities in the Middle East; the impact of disruptions to global shipment and supply chain, including but not limited to increased risk and disruption around the Strait of Hormuz, and broader impacts on energy and freight markets; the continued demand  and future contribution of HBM and Chiplet applications and devices to the Company business resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes; risks related to fluctuations in foreign currency exchange rates; and those other factors discussed in our Annual Report on Form 20-F as published on March 19, 2026, as well as other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and (ii) acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release. The results reported in this press-release are preliminary unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

CAMTEK LTD. and its subsidiaries

Condensed Interim Consolidated Balance Sheets (Unaudited)

(In thousands)

	March 31,	December 31,
	2026	2025
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	199,597	177,848
Short-term deposits	380,440	411,450
Marketable securities	90,224	78,862
Trade accounts receivable, net	131,743	90,829
Inventories	99,975	112,202
Other current assets	35,505	25,804

Total current assets	937,484	896,995

Marketable securities	179,488	182,941
Long-term inventory	16,764	15,569
Deferred tax asset, net	12,933	12,933
Other assets, net	1,572	1,881
Property, plant and equipment, net	55,857	55,090
Right of use assets, net	10,243	10,017
Intangible assets, net	9,374	10,062
Goodwill	74,345	74,345

Total non- current assets	360,576	362,838

Total assets	1,298,060	1,259,833

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	34,305	33,676
Other current liabilities	77,964	73,749

Total current liabilities	112,269	107,425

Long-term liabilities
Deferred tax liabilities, net	819	1,261
Other long-term liabilities	14,633	14,311
Convertible notes	487,811	519,833
Total long-term liabilities	503,263	535,405

Total liabilities	615,532	642,830

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31, 2026 and at December 31, 2025;
48,696,853 issued shares at March 31, 2026 and 47,920,509 at December 31, 2025;
46,044,477 shares outstanding at March 31, 2026 and 45,828,133 at December 31, 2025	180	178
Additional paid-in capital	267,735	231,892
Accumulated other comprehensive income (loss)	(1,678)	287
Retained earnings	418,189	386,544
	684,426	618,901
Treasury stock, at cost (2,092,376 as of March 31, 2026 and December 31, 2025)	(1,898)	(1,898)

Total shareholders' equity	682,528	617,003

Total liabilities and shareholders' equity	1,298,060	1,259,833

CAMTEK LTD. and its subsidiaries

Condensed Interim Consolidated Statement of Income (unaudited)

(in thousands)

	Three months ended March 31,		Year ended December 31,
	2026	2025	2025
	U.S. dollars
Revenues	121,659	118,638	496,072
Cost of revenues	60,730	58,074	245,755

Gross profit	60,929	60,564	250,317

Operating expenses:
Research and development	14,323	10,362	48,345
Selling, general and administrative	19,340	17,502	73,769

Total operating expenses	33,663	27,864	122,114

Operating profit	27,266	32,700	128,203

Financial income, net	8,149	5,433	25,064
Other expenses	-	-	(100,932)

Income before incomes taxes	35,415	38,133	52,335

Income tax expense	(3,770)	(3,822)	(1,613)

Net income	31,645	34,311	50,722

Basic net earnings per share (in US dollars)	0.68	0.75	1.11

Diluted net earnings per share (in US dollars)	0.63	0.70	1.04

Weighted average number of ordinary shares outstanding:

Basic	46,348	45,561	45,703

Diluted	51,471	49,286	49,970

CAMTEK LTD. and its subsidiaries

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2026	2025	2025
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	31,645	34,311	50,722
Acquisition of FRT-related expenses (1)	489	650	2,801
Loss from extinguishment of Capital Notes (2)	-	-	88,682
Share-based compensation	3,122	3,710	16,819
Non-GAAP net income	35,256	38,671	159,024

Non –GAAP net income per share, diluted	0.70	0.79	3.26

Gross margin on GAAP basis	50.1%	51.0%	50.4%
Reported gross profit on GAAP basis	60,929	60,564	250,317
Acquisition of FRT-related expenses (1)	610	610	2,895
Share-based compensation	452	584	2,806
Non-GAAP gross profit	61,991	61,758	51.6%
Non- GAAP gross margin	51.0%	52.1%	256,018

Reported operating income attributable to Camtek Ltd. on GAAP basis	27,266	32,700	128,303
Acquisition of FRT-related expenses (1)	692	928	4,000
Share-based compensation	3,122	3,710	16,819
Non-GAAP operating income	31,080	37,338	149,122

(1) During the three-month period ended March 31, 2026, the Company recorded acquisition-related expenses of $0.5 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.1 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.2 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended March 31, 2025, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year ended December 31, 2025, the Company recorded acquisition-related expenses of $2.8 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $0.5 million. This amount is recorded under cost of revenues line item. (2) $2.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.1 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $1.2 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

(2) During the year ended December 31, 2025, the Company recorded a loss of $88.7 million, consisting of: (1) $100.9 million from the extinguishment of Capital Notes recorded under the other expenses line item. (2) $12.3 million tax benefit recorded under the income tax benefit line item.